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                 January 22, 2021

       Peter A. Reed
       Chief Executive Officer
       Great Elm Group, Inc.
       800 South Street, Suite 230
       Waltham, MA 02453

                                                        Re: Great Elm Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 20,
2021
                                                            File No. 333-252237

       Dear Mr. Reed:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence,
       Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Rory T. Hood